Mail Stop 7010

March 21, 2006

Via U.S. mail and facsimile

Brian R. Gamache
Chief Executive Officer
WMS Industries, Inc.
800 South Northpoint Boulevard
Waukegan, IL  60085

	RE:	WMS Industries, Inc.
Form 10-K for the fiscal year ended June 30, 2005
Form 10-Q for the fiscal quarters ended December 31, 2005 and September 30, 2005
		File No. 1-8300


Dear Mr. Gamache:

      We have reviewed your response letter dated March 15, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2005

Financial Statements

Statements of Operations, page F-5
1. We read your response to our comment 1 from our letter dated
February 22, 2006 and have the following comments.

* Your response describes the activity and responsibilities of your technicians, which include installations, performing routine maintenance on participation gaming machines owned by you and performing general maintenance on the equipment owned by your customers. Please clarify how you have determined that the installations costs are inconsequential given your disclosure in MD&A that overtime and temporary contract labor for game installs was a material component in the fluctuation of your selling and administrative costs as well as the fact that you indicate in your response that you do not separately track detail time records devoted to the installation of gaming machines versus on-going maintenance of such machines.
* Tell us the facts and circumstances surrounding the "certain circumstances" in which you install gaming machines sold to customers. Address how often and to which customers you provide this service. Notwithstanding the fact that you do not charge for installation services and your sales contracts do not provide for deferral of a portion of the sales price until installation is complete, address the guidance in EITF 00-21 as this Issue applies to all deliverables (that is, products, services, or rights to use assets) within contractually binding arrangements (whether written, oral, or implied).
* In addition, it remains unclear to us from your current response why the costs associated with performing routine maintenance on participation gaming machines and overtime and temporary contract labor for game installs and participation placements would not be considered a component of your costs of sales. As previously requested, please tell us how you determined these costs should be classified as selling and administrative expenses, rather than as a component of your costs of sales.

Statements of Cash Flows, page F-7
2. We note your response to prior comment 3 from our letter dated February 22, 2006 and have the following comments.
* We note your reference to paragraph 87 of SFAS 95 which indicates that the appropriate classification of cash flows should generally depend on the nature of the activity that is likely to be the predominant source of cash flows for the item. We assume that this is why you have included the additions to gaming operations machines as an investing activity rather than as an operating activity. That is, the predominant source of cash flows for this item will come from the leasing of these machines. Based on your classification of the purchases of gaming operations as an investing activity, we believe that any proceeds from the sale of these machines should be also be classified as an investing activity. Refer also to paragraph 24 of
SFAS 95.
* We note that you do not internally track sales of used games derived from trade-ins separately from sales of used games related to those previously placed on a participation basis "...due to the relatively immateriality of these sales of used games compared to total revenues and because such statistics would not yield sufficient business value give the cost to obtain the information". However, given the net book value of participation machines transferred back into inventory in 2005 and 2003, it is unclear to us whether the reclassification of the related cash flows from the subsequent sale of these assets to investing activities could materially impact your cash flows from operating activities for the periods presented. Please advise.
3. We read your response to our comment 4 from our letter dated February 22, 2006. Please note that we do not agree with your conclusion that the disclosure provided in on page F-8 was prominent.
In addition, we do not believe such disclosure adequately explained the reasons why you changed the classification of your cash flows related to your investment and advances in other assets line item. Ensure future filings adequately and prominently disclose changes in the manner of, or basis for, presenting corresponding items for two or more periods. In this regard, given the significance of this line item to your statement of cash flows, please separately present this line item in your balance sheet and provide a footnote that identifies the significant components of such asset.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.








      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Brian R. Gamache
WMS Industries, Inc.
March 14, 2006
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE